SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 3)*

                                   QUIPP, INC.
                                   -----------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                       ----------------------------------
                         (Title of Class of Securities)

                                    748802105
                                    ---------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                           Garden City, New York 11530
                             Attention: John D. Lori
                            Telephone: (516) 873-6973

                                 With a copy to:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                               New York, NY  10010
                            Telephone: (212) 673-0484

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2005
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 2 of  9 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Capital,  LLC

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 3 of  9 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Partners,  LP

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       WC

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 4 of  9 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       John D. Lori

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 5 of  9 Pages
----------------------------                              ----------------------

                           STATEMENT ON SCHEDULE 13D/A
                           ---------------------------
                                 AMENDMENT NO. 3
                                 ---------------

     This Amendment No. 3 to the Statement on Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the
"Commission"). This Amendment No. 3 amends the Statement on Schedule 13D relating to shares of the Issuer, as previously amended (the "Statement"), filed with the Commission on behalf of the Filing Parties as set forth herein. Terms not defined herein shall have the definitions ascribed to them in the Statement unless the context otherwise requires.

Item  4  is  hereby  amended  to  add  the  following:

ITEM  4.  PURPOSE  OF  TRANSACTION.

     On September 8, 2005, JDL Partners delivered a letter to the Issuer ("September 8th Letter") in which it stated its belief that Quipp's strategy of pursuing acquisitions in the post-press market is deeply flawed and doomed to failure due to its lack of a full product line. Further, the Issuer would be unable to buy or create a full product line due to its small size, lack of financial resources and cheap stock price. In addition, JDL Partners decried the low level of stock ownership among the Issuer's Board of Directors who held just 19,274 shares, a mere 1.4% of the total shares outstanding, and senior management (other than the President who is also a director) who own a paltry 1,418 shares. JDL Partners believes that the lack of significant insider ownership by the Board and senior management has contributed to the Issuer's underperformance.

     Accordingly, JDL Partners called for the Issuer to:

     1. Increase the poison pill threshold to 15% to allow JDL Partners to purchase additional shares.

     2. Appoint two significant shareholders to its Board of Directors. One will be a representative of JDL Partners. The other can be an acceptable representative of any of the other large shareholders.

     3. Hire a reputable investment banking firm to find a buyer for the Company.

     The September 8th Letter is filed as Exhibit (d) hereto and incorporated herein by reference.

Item  7  is  hereby  amended  to  add  the  following:

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  document(s)  is  (are)  filed  herewith:

     (d) Letter dated September 8, 2005 from JDL Partners, LP to Ms. Cristina H. Kepner, Chairman of the Board of Directors of Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 6 of  9 Pages
----------------------------                              ----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2005


          JDL PARTNERS, LP

          By: JDL Capital, LLC,
           General Partner


          By:  /s/ John D. Lori
               -----------------------------
               John D. Lori, Managing Member


          JDL CAPITAL, LLC


          By:  /s/ John D. Lori
               -----------------------------
               John D. Lori, Managing Member


               /s/ John D. Lori
               -----------------------------
               John D. Lori

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 7 of  9 Pages
----------------------------                              ----------------------

                                  EXHIBIT INDEX

     The following exhibits have been previously filed or are filed herewith:

                        Exhibit                                      Page

     (a)  Joint  Filing  Agreement  dated as of June 27,       Previously filed
2005 by and among JDL Partners, LP, JDL Capital, LLC and John D. Lori.

     (b)  Letter dated June 27, 2005 from JDL Partners,        Previously filed
LP to Quipp, Inc.

     (c)  Letter dated July 25, 2005 from JDL Partners,        Previously filed
LP to Ms. Cristina H. Kepner, Chairman of the Board of Directors of Quipp, Inc.

     (d)  Letter  dated  September  8,  2005  from JDL                 8
Partners, LP to Ms. Cristina H. Kepner, Chairman of the Board of Directors of Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 8 of  9 Pages
----------------------------                              ----------------------

                                   Exhibit (d)
                                   -----------

                                JDL PARTNERS, LP


VIA FACSIMILE AND
-----------------
  U.S. MAIL
  ---------

                                                     September 8, 2005


Ms. Cristina H. Kepner
Chairman of the Board
Quipp, Inc.
4800 N.W. 157 Street
Miami, FL 33014

Dear Cristina:

     As you know, JDL Partners, LP ("JDL Partners") is the owner of 142,000 shares of common stock of Quipp, Inc. ("Quipp" or the "Company"), representing approximately 9.97% of the total number of shares outstanding, making it the second largest shareholder of the Company.

     While JDL Partners would like to thank you, Mike Kady and Skip Connors for taking the time to meet recently, we believe that Quipp's strategy of pursuing acquisitions in the post-press market is deeply flawed and doomed to failure. Quipp has already spent $4.0 million, or $2.81 per share of the shareholders' money almost half of its $9.5 million of cash and equivalents on the acquisition of Newstec, Inc. Although this acquisition will increase the Company's overall sales, shareholders have no way of knowing whether this purchase will increase or destroy shareholder value.

     Based on the Company's performance since 2000, we are not optimistic. As illustrated in Quipp's own proxy statement, shareholders have experienced a cumulative loss of 22%, far below the Wilshire 5000 Industrial Machinery Subgroup's 57% gain, or the Dow Jones Factory Equipment's 20% gain. Over the last four years, Quipp has been marginally profitable, earning just $771,000 in cumulative net income, and has posted returns on equity of less than 5%.

     Quipp has been able to limp along in this manner because of the low level of insider ownership among its management and directors. Contrary to the disclosure in the Company's proxy statement, which permits the inclusion of shares underlying options exercisable within sixty days in calculating the number of shares beneficially owned, an examination of the proxy statement and recent filings by insiders reveals that all of Quipp's directors combined own just 19,274 shares, a mere 1.4% of the total shares outstanding, and senior management other than Mr. Kady owns a paltry 1,418 shares. Three directors-fully half the Board-own no stock at all, and a fourth holds a colossal 100 shares. We believe that the lack of significant insider ownership by the Board and senior management has contributed to the Company's underperformance. Instead of maximizing shareholder value, members of the Board and senior management seem more interested in preserving their positions with the Company.

     In contrast to the Board and management, JDL Partners would gladly buy additional shares of Quipp if it were able to without tripping the poison pill imposed by the Board of Directors without a vote of shareholders. Accordingly, we hereby request that you increase the poison pill threshold to 15% to allow JDL Partners to purchase additional shares.

     Quipp is simply too small and its stock price is too cheap for it to be able to make acquisitions that could cause it to grow sufficiently to increase shareholder value. With its now reduced cash hoard, how many more Newstecs can it buy? The post-press industry is mature and is dominated by two major companies--Goss


              106 SEVENTH STREET, SUITE 202, GARDEN CITY, NY 11530
            (516) 873-6973  FAX (516) 873-6975 JOHN@JDLPARTNERSLP.COM
                                               ----------------------

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 9 of  9 Pages
----------------------------                              ----------------------

International and Graphic Management Associates, Inc. ("GMA")--each of which offers customers a broad product line. By contrast, Quipp does not have a full line of post-production products to offer to its customers and does not have the resources to create or acquire the remaining products it would need to compete effectively with Goss and GMA.

     Even if we believed an acquisition strategy would increase shareholder value, because of Quipp's small size and lack of following on Wall Street, we doubt that Quipp's stock price or trading levels would increase. Currently, the Company's average daily trading volume is less than 2,000 shares. Further, we doubt that Quipp's stock would have climbed to its current level had we not made a bid for the Company.

     In order to maximize shareholder value, it is imperative that Quipp promptly take the following actions:

     1. Appoint two significant shareholders to its Board of Directors. One will be a representative of JDL Partners. The other can be an acceptable representative of any of the other large shareholders.

     2. Hire a reputable investment banking firm to find a buyer for the Company. A prompt and orderly auction process is the best way to maximize value for all Quipp shareholders.

     We look forward to your response and stand ready to further discuss any steps the Board may consider to enhance shareholder value.



                                   Sincerely,

                                   JDL PARTNERS, LP

                                   By: JDL Capital, LLC,
                                   General Partner


                                   By: /s/ John D. Lori
                                   -----------------------------
                                   John D. Lori, Managing Member


cc:    Mr. Michael S. Kady
        Quipp, Inc.

       Mr. William S. Berno
       Mr. Paul Gambal
       Mr. Scott L. Barbee
        Aegis Value Fund, Inc.

       Joel C. Tillinghast
        Fidelity Low Priced Stock Fund

       Dr. Michael J. Burry
        Scion Capital, LLC

       Mr. Andrew Redleaf
        Pyramid Trading Limited Partnership